SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.              Material Change Report of Registrant as filed on SEDAR on June 17, 2013.

2.              Press Release of Registrant dated June 13, 2013 as filed on SEDAR on June 17, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 17, 2013	EAGLEFORD ENERGY INC.

By: /s/ James Cassina
Name: James Cassina
Title: President

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ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

June 13, 2013

Item 3.	News Release

Press release issued by the Company on June 14, 2013 and disseminated in Canada using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company entered into Debt Settlement Agreements and capitalized CDN $501,239 of debt and interest due through the issuance of a total of 23,662,569 common shares issued in the capital of the Company (Shares) at a value of $0.023 per share attributed to the 10 day weighted average closing price of the stock prior to the Effective Date (the Debt Settlement).

Item 5.	Full Description of Material Change

The Company entered into Debt Settlement Agreements and capitalized CDN $501,239 of debt and interest due through the issuance of a total of 23,662,569 common shares issued in the capital of the Company (Shares) at a value of $0.023 per share attributed to the 10 day weighted average closing price of the stock prior to the Effective Date (the Debt Settlement).

Such Shares are subject to statutory hold periods.

Prior to the completion of this Debt Settlement, the Company had approximately 98,957,457 issued and outstanding common shares. Upon closing of the Debt Settlement approximately 122,620,025 common shares are issued and outstanding.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

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Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:    416 364-4039

Facsimile:     416 364-8244

Item 9.	Date of Report

June 17, 2013

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ITEM 2

FOR IMMEDIATE RELEASE

Eagleford Energy Debt Settlement

Toronto - June 14, 2013 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that effective May 31, 2013 (the Effective Date) the Company entered into Debt Settlement Agreements and capitalized CDN $501,239 of debt and interest due through the issuance of a total of 23,662,569 common shares issued in the capital of the Company (Shares) at a value of $0.023 per share attributed to the 10 day weighted average closing price of the stock prior to the Effective Date (the Debt Settlement).

Such Shares are subject to statutory hold periods.

Prior to the completion of this Debt Settlement, the Company had approximately 98,957,457 issued and outstanding common shares. Upon closing of the Debt Settlement approximately 122,620,025 common shares are issued and outstanding.

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company intent on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas.

For further information visit the Company website at www.eaglefordenergy.com or please contact:

Eagleford Energy Inc.

Telephone: (416) 364-4039, (832) 301- 0519

Suite 1505, 1 King Street West,

Toronto, Canada, M5H 1A1

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding impact from the shut-in of facilities, the applicability of royalty reductions, and impact on future funds flow.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

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